Exhibit 99.1

AMTD International Successfully Listed on Singapore Exchange

The First NYSE-listed Company to Dual List in Singapore, and the First Singapore-listed Company with a Dual Class Share Structure

On April 8, 2020, AMTD International Inc. (“AMTD International”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group, a leading comprehensive financial services conglomerate in Asia, announced its secondary listing on the Mainboard of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) under the stock ticker “HKB”, debuting the “Digital Listing Ceremony” on the Singapore Exchange for the first time.

AMTD International has become the first company dual listed on the NYSE and SGX-ST, and also the first company with “dual class shares structure” to list in Singapore. AMTD International currently represents the largest financial institution domiciled in China and Hong Kong listed on the SGX-ST, as measured by market capitalization. As of today’s market close, AMTD International’s closing price today is SGD16 per ordinary share, with a market capitalization of SGD3.9 billion.

Calvin Choi, Chairman and Chief Executive Officer of AMTD International, said, “Listing on the SGX marks another milestone of AMTD International and AMTD Group. AMTD, being the number one independent investment bank in Asia, sees enormous opportunities in the ASEAN region with Singapore as its hub and regional headquarters. AMTD is committed to embracing Southeast Asian capital markets in particular by listing on the SGX to connect more capable companies with global investors through Singapore and other Southeast Asian markets. We will leverage on Singapore’s dynamic capital market, energetic new economy sectors and diverse talent pool to create supreme connectivity between Singapore, Southeast Asia, the Greater Bay Area and the rest of China. Most importantly, we are committed to bringing into Singapore our SpiderNet ecosystem, expertise in capital markets and connectivity in the new economy sector to empower local entrepreneurs, support their innovations and developments and connect them with capital markets.”

The listing of AMTD International on the SGX-ST marks a series of historical milestones, including:

•	The first company ever to be dual listed on the NYSE and SGX;

•	The first company featuring dual-class voting structure listed on the SGX;

•	The largest financial institution domiciled in China and Hong Kong listed on the SGX as measured by market capitalization;

•	The first Hong Kong financial institution listed on the SGX;

•	The largest company in terms of market capitalization to list in Singapore this year; and

•	The first company to have a digital listing ceremony.

As a landmark transaction in history, the SGX held a global live broadcast of the “Digital Listing Ceremony” for the listing of AMTD International. Mr. Chew Sutat, Senior Managing Director and Head of Global Sales and Origination at SGX, and Mr. Sopnendu Mohanty, Chief Fintech Officer of the Monetary Authority of Singapore (“MAS”), delivered speeches.

Mr. Chew welcomed AMTD International as the first company with a dual class share structure and the first NYSE-listed company to list on the SGX. He said, “The SGX looks forward to working closely with AMTD International, its stakeholders and partners to further promote the region’s capital markets and connect more companies and investors in Asia and beyond.”

Mr. Mohanty expressed appreciation on Calvin Choi’s remarkable efforts and continuous engagement for the last few years on helping the Fintech sector and startup ecosystem of Singapore. He said, “We sincerely believe AMTD International’s digital aspirations will find its success by being part of the Fintech growth in Singapore and is well-positioned to connect not only with the ASEAN market but also with the broader global ecosystems.”

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB) is a premier Asian financial group connecting companies and investors from China and Hong Kong, as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is strategically positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD International’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. You should consider the risk factors included in AMTD International’s filings with the SEC and the Introductory Document issued with the SGX-ST in Singapore. All information provided in this press release is as of the date of this press release, and AMTD International does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Listing of the 23,873,655 class A ordinary shares on the SGX-ST does not guarantee a liquid market for such class A ordinary shares. This news release has not been reviewed by the Monetary Authority of Singapore.